Filed by Nogatech, Inc.
                      pursuant to Rule 425 under the Securities Act of 1933
                               and deemed filed pursuant Rule 14a-12 of the
                                            Securities Exchange Act of 1934
                                              Commission File No: 000-30625
                                            Subject Company: Nogatech, Inc.


On August 24, 2000, Nogatech, Inc. and Zoran Corporation issued the following press release:

                                News Release

         ZORAN CORPORATION AND NOGATECH, INC. SIGN MERGER AGREEMENT

 COMBINE VIDEO STREAMING PRODUCTS FOR DIGITAL VIDEO CAMERAS, VIDEO CAPTURE
      DEVICES, PC-TELEVISIONS, AND MOBILE & INTERNET APPLIANCE MARKETS

Santa Clara, Calif. - August 24, 2000 - Zoran Corporation (Nasdaq: ZRAN), a leading provider of digital solutions-on-a-chip for applications in the growing multimedia and Internet consumer markets, and Nogatech, Inc. (Nasdaq: NGTC), a manufacturer of IC compression chips that establish connections between video devices and computers, announced today that they have signed a merger agreement.

Under the terms of the agreement, Nogatech stockholders will receive 0.166 of a share of Zoran common stock for each outstanding share of Nogatech. Outstanding options to purchase Nogatech common stock will be converted into Zoran options. The transaction will be accounted for as a purchase and is intended to qualify as a tax-free reorganization. The closing price of Zoran's common stock on August 23, 2000 was $63 per share, giving the transaction an approximate value of $170 million.

The transaction is expected to be completed in the fourth quarter of 2000 and is subject to approval by the stockholders of Nogatech, compliance with the notification and waiting period requirements of the Hart-Scott-Rodino Antitrust Improvements Act, and other customary conditions.

Following the merger, Nogatech will operate as a subsidiary of Zoran. Dr. Arie Heiman, Nogatech's President and Chief Executive Officer, will become a Senior Vice President of Zoran.

"This merger brings together the considerable expertise of two companies focused on delivering high-quality digital video streaming technology for the growing digital multimedia and mobile and Internet appliance markets," said Dr. Levy Gerzberg, President and Chief Executive Officer of Zoran Corporation. "We believe cross- leveraging the technologies of Nogatech and Zoran can provide more complete product solutions for both product lines and a quicker time to market. Zoran's expertise in digital camera technologies can immediately add value to Nogatech products currently being developed to address that market. Zoran can benefit from the connectivity expertise developed by Nogatech and use it in products being designed for future mobile appliances. Combining our technologies will also allow us to pass along to our original equipment customers the benefits and cost savings inherent in integrating state-of-the-art technologies for the converging digital television, PC, digital camera, mobile, and Internet appliance markets."

"Unifying the efforts of Nogatech with an experienced company like Zoran makes good business sense for Nogatech, especially since we have compatible technologies, product roadmaps, and customers. Both companies can make immediate contributions that enhance the product offerings of the other. Nogatech can leverage the broad international distribution infrastructure already built and operating for Zoran, streamline our operations, and enjoy economies of scale," said Dr. Arie Heiman, President and Chief Executive Officer of Nogatech, Inc. "In addition, our combined development teams can focus on delivering newer technologies, like MPEG-4, in superior products with a quicker time to market, while eliminating substantial duplication of efforts."

ABOUT NOGATECH
Nogatech, Inc. provides chips that compress digital video images and establish connections, or video connectivity, between video devices and computers, as well as between video devices across a variety of networks. Nogatech's products enable real- time transmission of video, audio and data signals into personal computers and handheld personal computing devices known as personal digital assistants. Nogatech also supports its customers by providing complete reference design kits and software drivers. This includes multiple platform support for PC, Windows CE, and Macintosh computer systems and applications. With headquarters in Santa Clara, California, Nogatech also maintains a research and development facility outside of Tel Aviv, Israel. Additional information is available on the World Wide Web at www.nogatech.com.

ABOUT ZORAN CORPORATION
Zoran Corporation, based in Santa Clara, California, is a leading provider of digital solutions-on-a-chip for applications in the growing multimedia and Internet consumer markets. With almost two decades of expertise developing and delivering digital compression technologies, Zoran has pioneered high-performance processing into various audio, video, and imaging technologies. Zoran's proficiency in integration delivers major benefits for OEM customers, including greater capabilities within each product generation, reduced system costs, and shorter time to market. Zoran is a leading supplier in the rapidly expanding DVD and digital camera markets and in related applications of digital audio and video. With headquarters in the U.S. and operations in Canada, China, Israel, Japan, and Taiwan, Zoran may be contacted on the World Wide Web at www.zoran.com or at 408-919-4111.

On August 24, 2000 Nogatech, Inc. and Zoran Corporation issued the following press release:

ZORAN CORPORATION AND NOGATECH, INC. CONFERENCE CALL
                             REPLAY INFORMATION

Santa Clara, Calif. - August 24, 2000 - Zoran Corporation (Nasdaq: ZRAN), and Nogatech, Inc. (Nasdaq: NGTC), announced earlier today that they have signed a merger agreement.

The companies regret that inadvertently the conference call information was omitted from this morning's press release. To listen to a replay of the conference call, please call 1-800-633-8284 and enter the Passcode:
16160825. This replay will be available for one week.

Additionally, especially for callers from outside the United States, there is an audio replay of the conference call available from the investor relations' section of the Zoran web site at www.zoran.com. This web cast replay will be available for two weeks.

The companies regret any inconvenience this may have caused.


On August 24, 2000, Nogatech, Inc. and Zoran Corporation hosted an investor relations meeting at which the following transcript was released:

                             ZORAN CORPORATION

                         MODERATOR: KRISTYN HUTZELL
                              AUGUST 24, 2000
                                6:00 A.M. PT

Operator:             Ladies and gentlemen, thank you for standing by.
                      Welcome to the Zoran Corporation and Nogatech Inc.
                      conference call. At this time, all participants are in a listen-only mode, and later we will conduct a question-and-answer session. At that time, if you have a question, you will need to press the 1 followed by the 4. I would now like to turn the conference over to Ms. Kristyn Hutzell of the Carson
                      Group. Please go ahead, ma'am.

Kristyn Hutzell:      Thank you. Good morning, everyone, and thank you for
                      joining us today to discuss the merger of Nogatech
                      Inc. as a wholly-owned subsidiary of Zoran
                      Corporation as announced earlier this morning.
                      Joining us today from Zoran's management are Dr. Levy
                      Gerzberg, president and chief executive officer, Karl
                      Schneider, the company's chief financial officer, Dr.
                      Isaac Shenberg, senior vice president business & strategic development, and Aharon Aharon, senior vice president and chief operating officer. Joining us from Nogatech's management team are Dr. Arie Heiman, president and chief executive officer, and Nathan
                      Hod, chairman of the board.

                      Now, before we begin, I'd like to remind you that any remarks that may be made about future expectations, plans, or prospects for the company during this conference call or that were made in our press release constitute forward-looking statements for the purposes of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. The company's actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors including those discussed in the company's annual report on Form 10K for the fiscal year ended December, 1999, its quarterly report on Form 10Q for the fiscal quarter ended September 30, 1999, and other filings that have been made with the SEC.

                      I'd now like to turn the call over to Dr. Levy Gerzberg. Please go ahead, Levy.

Levy Gerzberg:        Thank you, Kristyn. First, I want to thank everyone
                      for joining us this morning. We are very excited about our announcement today, and I appreciate the opportunity to discuss the merger and its strategic importance to Zoran. I'm only going to take a few minutes of your time this morning as this is meant more as a forum to answer any questions you may have regarding the transaction. So, after our remarks we will open this call up directly for your questions.

                      We announced this morning that Zoran Corporation and Nogatech, Inc. have agreed to enter into a strategic combination and to combine their expertise to address the need for video streaming products for digital video cameras, video capture devices, PC-televisions, and mobile and Internet appliance markets. As you are all well aware, Zoran has been pursuing a strategy to strengthen its position as a leading supplier of digital solutions for multimedia and Internet consumer market applications. We believe this merger opportunity will help us make significant progress towards achieving that goal more rapidly.

                      During the past year, Zoran has gained momentum in both the DVD and Digital Camera markets, providing IC's to major manufacturers around the world. Zoran was able to attain this position by leveraging our pioneering efforts in compression and desktop video editing technologies. Today we see the trend toward convergence of DVDs, televisions, set top boxes, digital cameras, and other mobile and Internet appliances as additional opportunities for Zoran's video technologies and Nogatech's connectivity expertise.

                      We have stated before our intention to expand into other high growth digital audio and video markets. You may recall that early in the first quarter we announced our agreement with Infineon Technologies to develop a highly integrated single- chip digital TV decoder. That agreement was designed to address the emerging DVD, digital TV, and set top box markets and was aimed at broadening our market and improving our ability to leverage our DVD technology.

                      The merger with Nogatech is in the same vein, in that it is meant to broaden and expand our capabilities, leverage our existing technologies, and broaden our target markets. Nogatech's expertise in high quality digital video streaming technology for the mobile and Internet appliances market, including digital televisions and PCs, and their development efforts for MPEG-4 products, can help accelerate Zoran's strategy to be a leader in the Multimedia and Internet revolution.

                      Now for some background on Nogatech, I would like to introduce Dr. Arie Heiman, President and Chief Executive Officer of Nogatech, Inc.

Arie Heiman           Thank you Levy.

                      Founded in 1993, Nogatech pretty quickly became a leader in video compression and connectivity technology. Over the past seven years, Nogatech has developed a solid customer base including SHARP, Fujitsu, Pinnacle, Kenwood, just to name a few. Nogatech went public earlier this year and has been working diligently in refining its expertise in video imaging connectivity for PCs and networks.

                      I would like to reiterate Levy's comments, in that we view this merger as an opportunity for both parties to make significant leaps toward realizing our product road maps and plans more rapidly. We believe that our teams together can gain a more powerful position in the video IC market than either company could individually, especially when you consider the impact of our combined R&D, marketing and sales efforts. We believe this merger delivers strategic benefits for our customers, our investors and our employees.

                      The synergy between our two companies is strong and we believe this will contribute to the success of this merger. Both companies are adding significant value to the union. Together we believe we can offer better solutions than the competition.

                      We promised that our remarks would be short so that there would be time to answer any questions you may have. Now I will turn the call back to the Operator.





Q&A 8/24 CONFERENCE CALL
ZORAN


Mark Grossman
I wonder first if you could talk about the differences between MPEG2 and MPEG4 and which market segments you would expect each to address. And then the obvious question- are you going to give any guidance in terms of how accretive or dilutive the acquisition will be.

Isaac Shenberg- MPEG2 is the technology that is used today in DVD and it is the standard quality and resolution. MPEG4 will be the standard for the future for various streaming applications, where more deep compression is required, or when you want to collate multiple objects in the pictures. Examples for applications for MPEG4 are digital still cameras, digital camcorders, and mobile telephones.

Levy Gerzberg- As to the second part of the question, I'll ask Karl to answer this, Karl.

Karl Schneider- Yes, Mark, we don't expect this transaction to close before Q4, so we expect that it will be neutral on Zoran's operating results for this quarter. For the year 2001, we expect his deal should be accretive.

Mark Grossman- Any sort of revenue guidance?

Karl- If you look at what the external expectations are for 2001, the revenue number is somewhere in the 24 million dollar range.

Mark- Great, Thank you.

Question 2
Brian Alger, Pacific Growth

Brian - I'm just wondering on the competitive landscape. How does Nogatech feel it's positioned; I know there's been a lot of development on the MPEG4, and there's been a lot of posturing about the quality of some people's compression. Maybe Zoran can comment on their thinking of other technologies out there. There's probably 4 or 5 in the Valley alone. Why did you choose Nogatech, and how is their solution different?

Levy- I will answer the first part, and then ask Aria to add to it. First of all, in terms of our decision process and why we've chosen Nogatech. Nogatech today has a number of existing technologies which are on the market, in over 1 million devices already. Nogatech is probably the leader in the area of capturing video from outside the PC into the PC. You might recall, that Zoran was the pioneer in desktop video editing and capture video, where our technology was used primarily inside the PC in editing boards, with our JPEG plus chip. Nogatech has developed a very economical and high technology which can also be scaled upward and is used in peripheral devices to capture the video and TV programs and fit it into your PC. The market expectations for this type of applications is that growth in this market will be fairly high and we also see a trend for this type of application that capture functions are being implemented outside the PC especially with the low cost mobile PC. So Nogatech has a lot of know-how in the area of capturing and streaming the video into the PC. In the area of MPEG4 which is becoming a very exciting application like Digital Camera and digital camcorders, and all kinds of internet mobile appliances. There we were excited about the MPEG4 technology from Nogatech which is in a very advanced stage of development because it's done in a way that their core technology can be used in a variety of applications. Combined with the Zoran expertise in these areas, we believe we will have the superior technology. I will ask Aria Heiman to add to this as far as the difference in the different MPEG technologies.

Aria- Let me explain the architecture first. I think we have a very unique situation; we have a very scalable architecture that captures dif't applications and changes very easy. This is number one. In addition to that, as you know, MPEG4 is the standard, saying that, there is a lot of freedom to do innovative compression techniques under the MPEG4 umbrella. We've developed many technology processes that we believe will be superior to our competitors. It means that our technology will be much better than others. All of that we believe will lead us to be a very successful position in the market.

Brian- Aria, can you give us a little sense as to the quality of this? How do we measure your solution versus others?

Aria- It's very simple. Yes we are working in all of these ways, and in all of these ways, we have the optimization to provide the best quality up to this point. MPEG4 has some kind of the standard, and we believe our quality is much better than the others.

Question 3
Lenny Bracken, Feirstein Capital

Lenny- Thanks. Can you be a little more specific as to the synergies of the various products on the market. A little more specificity on that subject?

Levy- Yes, Lenny in terms of synergy related to the product. Today, Zoran with the JPEG devices we have that was developed several years ago for desktop video editing. Most of these devices are being used to inside the PC to capture video and to do various quality video editing. The Nogatech devices are lower-cost devices that are much more suitable for external devices. There are many many types of products on the market from companies like Pinnacle, Hotbug and other companies on the market that are selling the Nogatech devices. These are very low cost. The limitation of the Nogatech includes not only the compression itself, but also the USB experience. Nogatech has a lot of experience in how the hardware and software are related to the connectivity with the PC which has been a real problem on the market. Belkin for example is another large customer of Nogatech. They used to be in the cable industry, and they added a product which looks almost like a cable; it's a little thicker in one area. This is where the Nogatech chip is and basically just like connecting this cable from Belkin, now you can capture video real-time programming and you can see a window of the program while you are surfing the net. So you can surf the net and watch football game at the same time. Now, so the ability for this type of external devices is where Nogatech has technology that Zoran did not have. And also in terms of the MPEG 4 technology, the stage of development by Nogatech is more advanced than Zoran, and it's done in a way that as we mentioned earlier that we can use the technology as a core, and add to it some of Zoran's technology around it in silicon to many different applications. So this will save us time to market and engineering effort and enable us to get into all kinds of new digital camcorders and mobile phones and digital cameras and other applications for digital streaming.

Question 4
Terry Eiseman, Tiedemann

Terry- I just wanted to understand how far away we are from a MPEG product. How long will it take you to get the product out the door? As well as how long were you in discussions regarding this. Also, is this a fixed ratio? Is there any collar on the ratio?

Levy- Let me start w/ the last part of the question. It's a fixed ratio. There's no collar or any other adjustments. Now in terms of our relationship with Nogatech, we've known Nogatech for quite some time. First as a potential partner, because we've seen them in the market. We did not have discussions on the merger until very recently. The discussions have been really short. We've seen Nogatech in the market honestly in some accounts where we were selling JPEG devices, and our customers switched to Nogatech because their solutions were more suitable for portable and external devices. Actually we planned our original desktop video editing technology to eventually phase out of the market. We planned that and we discussed that in public because we didn't have the bandwidth to go the next level there, except in our digital cameras which are also peripheral devices. So seeing the increasing strength of Nogatech in the market, and as a stand alone company in the market, and as a competitor, led us to this discussion recently. In addition to the fact that we are developing strong momentum in the digital camera market led us to the decision that we needed to come out as soon as we can with an MPPEG 4 technology for new kinds of cameras. With the combination of Nogatech, we are going to significantly shorten the time to market and our camera technology will enable us to introduce many new products. Now with the specific timing you asked about, we expect the devices to be on the market during the second half of next year. Nogatech has been developing relationships with customers that will be ready to take these products when they are out. Following the introduction of course, we are planning a whole roadmap that will be based on that.

Terry- On the customer issue. Did you guys speak to their major customers? Are there any overlaps? Are there any synergies there?

Levy- In terms of our customers and Nogatech's customers, it is very interesting to see our corporate presentation and Nogatech's corporate presentation. Some of the names are the same for the same products. We believe these names will continue to be on our customer list for quite some time. Some of the names that are common to both companies include, Pinnacle, Sharp, Hotbug, and a few others. So there is an overlap and Nogatech has a number of customers that we are not selling to today. Such as IU Data, and Fujifilm, and Belkin and Kenwood to name a few.

Terry- So one would think that the customers will be very supportive of this acquisition.

Levy - Oh we believe our customers will love it. Plus the new customers that we have already. In addition, thanks tot he broad Zoran base, in millions of living rooms all over we will be able to get the Nogatech product current and future planned product into those accounts shortly. So our sales and marketing folks will be extremely happy to add more products to their portfolio. We believe we will sell more to our existing customer base and expand the customer base.

Terry- Sure, and your due diligence is completed?

Levy- Oh yeah definitely. The reason why we were able to do this acquisition relatively fast is because we are very familiar with this market. Many of the customers as I mentioned are common customers to both companies. It was very easy to get the real story from the market, and because the geographical operations of our office in Israel, we are about less than one hour drive from each other there and the development centers. Also since Nogatech is a public company, a lot of information is available and it made the process very efficient.

Terry- Thank you.

Question 5
Scott Randall, Wit Soundview

Scott- Good morning. Levy can you discuss some of the market opportunities Nogatech positions you for.

Levy- First of all we are excited because Nogatech is a real company and is selling already. We aren't talking about future potential. We are talking about real sales, and real customers in the Nogatech solution. So we are excited about that as a starting condition. And of course, the MPEG4 technology and the beauty of it and in terms of the scalability and ability to expand it in many many applications; we are very excited about that. And the synergy with our COACH device, the camera on a chip device, is another outstanding possibility. As you may know, we have been aiming at the high quality cameras. We announces recently several new cameras that we are in with our COACH device. These are cameras with high resolution; more than one megapixel. And about the current technology will enable us to capture another market segment which is the lower cost camera segment, which we have not been aiming at so far. Plus will enable us to augment the COACH family capabilities with the MPEG4. As to the size of the opportunity, in the camera market the market we've been aiming so far is about a 5 million unit opportunity, going to 8 or more million units this year for the high quality cameras, and growing in a couple of years to over 20 million cameras. The opportunity there is already big and it is going to be expanded and increased significantly because we will also address the lower end market with this technology. Especially with the synergy of our sensor technology. If you recall, we acquired a CMOS sensor company a couple months ago, PixelCam, and their sensor technology is excellent for the higher quality cameras, and of course for the lower cost cameras. With the addition of the Nogatech technology, we believe we will find ourselves in many devices for video conferencing, for mobile telephony, for all kinds of mobile peripherals. As to the other market, the PC PV market, I'll ask Isaac Shenberg to talk about the opportunity for the market size there. Isaac.

Isaac- For the other market that will be open for the technology is the PC PV market that will be about 4 million units, and we are talking here analog. The digital TV market may also start growing next year, and this opens up a whole new set of capabilities. And there was recently an announcement of Nogatech regarding this. Another market opportunity that we could not find estimates to, but that may potentially become huge has to do with the Microsoft Windows Millennium. The Nogatech products are really the perfect solution for the Windows product capability, and one of Nogatech's customers was mentioned in the Microsoft press release on the Windows Millenium that just hit the wire. So if this product will become even a small percentage of the sales of the Windows Millennium, it may represent a very big upside to what Nogatech has. The low cost segment of the digital camera market represents market segment of I would say 5 million units today and growing over the next year to parallel the number of units Levy mentioned for the high capability cameras. Other applications for other MPEG4 are the digital camcorders which are supposed to replace the analog camcorders even though it is about 4 or 5 years ahead of time. This market segment today is around 10 million units per year, and that is MPEG technology. The biggest opportunity is the third generation of mobile phones, which market opportunity is really huge.

Scott- On Nogatech's current product lines. Is there a broadening to what Zoran may do as well, or will Nogatech revert to being mainly a chip company like Zoran?

Levy--Nogatech and Zoran are primarily solution on a chip companies and this is our main business. We are planning to fully support the existing Nogatech customer base and we have been designing reference designs for many years. This is what helped us in the DVD market, including in China and Japan. Because of the system expertise that we have and the ability to help out customers to basically productize our systems designs and take it to the market really fast. Nogatech has some system level product, that are very small systems and we will continue to support it. Our plan is not to become a system company by selling many many boxes, but basically to provide reference designs and if we have complete designs for customers, we will provide them on an OEM basis. I'll ask Aria to add to this.

Aria- Nogatech is not selling today a product to the end users. There are some customers that would like to have end solutions to time to market help from us. We have tiny quantities under their name, but we do not have our brand name on the market. Basically Nogatech will continue to focus on the chips because this is our strength and here we have the best margins.

Scott- Karl, if you look at operating expenses from a margin model perspective, is Nogatech above or below or equal tot he net margin contribution to Zoran?

Karl- Actually from a product margin perspective, Nogatech is very similar to Zoran. If you look at the models their analysts have been talking about in their reports and models. So we think they will fit in quite nicely.

Question 6
Tim Miller- CE Unterberg Towbin

Tim- How far away from a MPEG 4 product were you before this? How far along were you in your development?

Levy- We were at relatively early stage, it was more in architectural level. It was to develop audio visual cores. So the relationship with Nogatech, and the combination of the two companies is happening at an excellent time for us. Because we are at the stage where we can optimize the various MPEG 4 devices that we want to get into using the Nogatech MPEG 4 core. So we were at an early stage which the combination is moving way ahead to a point where the design is very close to completion.

Tim- Great Thank you

Question 7
John DeMassey - Sticksteen and Co.

John- Just in terms of stock price of Zoran moving up or down, is there any price where a walk away may be triggered?

Levy- No there is no such clause.

John- So the deal will move forward as long as the vote is obtained.

Levy- That is correct. We are very excited about this deal. In terms of the synergies of the companies and technologies it is excellent and we mentioned din the press release that most of the Nogatech team is in the center of the county. So having two design centers in Israel will make it easier for Zoran to recruit new employees and give us a significant advantage from that point of view. Also our teams are very complementary. We see very little overlap, and both teams will be enhanced. We are working now to combine the two teams in an effective manner, and Aharon Aharon is working now on putting the two teams together.


FORWARD-LOOKING STATEMENTS
These materials contain forward-looking statements that are based on current expectations and assumptions which involve a number of uncertainties and risks that could cause actual results to differ materially from those discussed in the forward- looking statements, including risks associated with: the rapidly evolving markets for Zoran's and Nogatech's products and uncertainties regarding the development of those markets; potential problems or unanticipated costs relating to the integration of Nogatech's technology, employees, and operations; new product development and the ongoing introduction of new and enhanced products by Zoran and Nogatech and their competitors; Zoran's reliance on independent foundries and contractors; intensive competition in the markets in which Zoran and Nogatech compete; Zoran's historic dependence on sales to a limited number of large customers; the dependence on key personnel; and the reliance on international sales and operations. For additional information regarding these and other risks, reference is made to Zoran's Annual Report on Form 10-K for the year ended December 31, 1999 and other reports and documents filed with the Securities and Exchange Commission and to Nogatech's reports and documents filed with the Securities and Exchange Commission.

Investors and security holders are advised to read the proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. Such proxy statement/prospectus will be filed with the Securities and Exchange Commission by Nogatech, Inc. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by Nogatech, Inc. and Zoran Corporation at the Commissions website at www.sec.gov. The proxy statement/prospectus and the other documents may also be obtained from Nogatech, Inc. by contacting Nogatech, Inc., Attn:
Liat Hod, 5201 Great American Parkway, Santa Clara, CA 95054, and/or Zoran Corporation by contacting Zoran Corporation, Attn: Betty Watkins, 3112 Scott Boulevard, Santa Clara, CA 95054.

Nogatech, Inc., its directors, executive officers and certain other members of Nogatech, Inc. management and employees may be soliciting proxies from Nogatech, Inc. stockholders in favor of the merger. Information concerning the participants will be set forth in the proxy statement/prospectus when it is filed with the Securities and Exchange Commission.

                                   # # #

Contact Information:

Betty Watkins                                           Liat Hod
Zoran Corporation                                       Nogatech, Inc.
408-919-4273                                            408-562-6200
bettyw@ zoran.com                                       lhod@nogatech.com



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